SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ✓       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No    ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

                                (Registrant)

Date: December 31, 2003	By /S/ S.J. Cheng
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

Exhibit 1.1

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Investor Relations/Media Relations

Dr. S.K. Chen

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Bermuda Announces NTD Two Billion Syndicated

Loan Agreements with Local Banks for Capacity Expansion

Hsinchu, Taiwan, Dec. 31, 2003 –ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), signed syndicated loan agreements with five Taiwanese banks. Mr. S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS Bermuda, and the representatives of the five lenders signed the loan agreements simultaneously in a signing ceremony held at the Ambassador Hotel, Hsinchu, Taiwan.

This four-year-term loan provides NTD two billion credit line to the Company. The lenders include Taiwan Cooperative Bank, Chiao Tung Bank, The Farmers Bank of China, Hsinchu International Bank and Asia Trust. Hsinchu International Bank is the lead manager of the syndicate. The proceeds of the loan will be used by ChipMOS Taiwan to purchase equipment to provide more assembly and testing capacity to its customers.

“Although the sun has started to shine from behind the rosy clouds at the SAT industry dawn, however, banks still take a conservative attitude toward lending activities. Granting of the syndicated loan is a positive recognition of our operating results and also a strong evidence to prove our bright future prospect.” said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS Bermuda. “ I would like to express my appreciation to Hsinchu International Bank and the other four banks for their confidence and support on ChipMOS.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Taiwan and Shanghai, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw